UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                   6911 N 10 3
                                 (CUSIP Number)

                          Kingsrich Development Limited
                           Sincere Insurance Building
                               4-6 Hennessey Road
                                   WanChai K3
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kingsrich Development Limited

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [_]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS

      N/A

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(e) or 2(f)                                                   [_]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands

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       NUMBER OF           7.   SOLE VOTING POWER               17,963,269
         SHARES
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------------------------------------------------------
                           8.   SHARED VOTING POWER             0

                          ------------------------------------------------------
                           9.   SOLE DISPOSITIVE POWER          17,963,269

                          ------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER        0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,963,269

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]


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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      22.3%

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14.   TYPE OF REPORTING PERSON

      CO

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                                EXPLANATORY NOTE

      On April 9, 2004 Kingsrich Development Limited (the Reporting Person) transferred, in the aggregate, 6,100,000 shares to the following third parties:
Wu Zhen Yun; Yang Zhi Jian; Zheng Yue Ying; Zhang Yu Chun; Feng Gui Ding; Xin Yu Tong; Liu Gui Ming; and Zhuo Wen Wei. The transfer of the Shares to the third parties was an irrevocable gift by the Reporting Person to the respective third parties. The Reporting Person did not receive any consideration or compensation for the gift.

ITEM 1. SECURITY AND ISSUER.

      The name of the issuer is Minghua Group International Holdings Limited, a New York corporation, which has its principal executive offices at Guangdong Bian Fang Building, 10th Floor, Fujing Road, Futian District, Shenzhen, 518033, People's Republic of China. This statement relates to Minghua's common stock, $0.01 par value per share.

ITEM 2. IDENTITY AND BACKGROUND.

      Kingsrich Development Limited. This Schedule 13D is being filed by the Reporting Person, which is a corporation organized under the laws of the British Virgin Islands. The Reporting Person's principal business is acting as an investment holding company and development company. The address of the Reporting Person's principal office is Sincere Insurance Building, 4-6 Hennessy Road, Wanchai, Hong Kong. During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       This Item is not applicable as this Amendment No. 1 to Schedule 13D was filed to reflect the disposition of 6,100,000 shares of Minghua common stock as a gift to third parties and not the acquisition by the Reporting Person of any shares of Minghua common stock. See the explanatory note above.

ITEM 4. PURPOSE OF TRANSACTION.

       The Reporting Person holds its shares of Minghua common stock solely for investment. There is no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

(a)-(j) None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)   Amount of Securities Beneficially Owned: 17,963,269

      (b)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct vote: 17,963,269

            (ii)  Shared power to vote or direct vote: 0


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            (iii) Sole power to dispose of or direct disposition of shares:
                  17,963,269

            (iv)  Shared power to dispose of or direct disposition of shares: 0

      (c)   Transactions in securities of the Company within the last 60 days:
            See explanatory note above.

      (d) Third party right to receive dividends or proceeds from sale of securities: None

      (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 2004

                                        KINGSRICH DEVELOPMENT LIMITED


                                        By: /s/ Kingsrich Development Limited
                                            ---------------------------------
                                            Name:
                                            Title: